Exhibit 99.1

September 14, 2015

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE: China Natural Resources, Inc.

We have read the Form 6-K dated September 14, 2015 of China Natural Resources, Inc. and are in agreement with the statements contained in paragraphs 1, 2 and 3 on page 2 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young

Hong Kong